

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
250 Park Avenue, Ste. 911
New York, NY, 10177

> **Re: Focus Impact Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 3, 2021**
> **File No. 333-255448**

Dear Mr. Stanton:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed June 3, 2021

General

1.   Article Twelve of your Form of Amended and Restated Certificate of Incorporation, filed as Exhibit 3.2, states that your exclusive forum provision will not apply to claims arising under the Securities Act. However, we note that the disclosure in your Registration Statement filed on April 23, 2021 (in your Risk Factors on page 67 and Description of Securities on page 152) states that your Amended and Restated Articles of Incorporation will provide concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for any claims arising under the Securities Act. Please revise to reconcile this inconsistency.

Carl Stanton
Focus Impact Acquisition Corp.
June 15, 2021
Page 2

Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter S. Seligson, Esq.